HOME INNS & HOTELS MANAGEMENT INC.

No. 124 Caobao Road

Xuhui District

Shanghai 200235

People’s Republic of China

August 19, 2014

VIA EDGAR

Kevin Woody, Branch Chief

Shannon Sobotka, Staff Accountant

Angela McHale, Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home Inns & Hotel Management Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 20-F”)
Filed on April 23, 2014
File No. 001-33082

Dear Mr. Woody, Ms. Sobotka and Ms. McHale:

This letter sets forth the Company’s response to the comments contained in the letter dated July 2, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 20-F. The “Company” is used in this letter to refer to Home Inns & Hotel Management Inc. and its consolidated subsidiaries. The comments are repeated below and followed by the response thereto.

Ms. Huiping Yan, to whom the July 2, 2014 letter was addressed, stepped down as chief financial officer of the Company on April 30, 2014. Ms. May Wu, the current chief strategy officer and a former chief financial officer of the Company, has been serving as the interim chief financial officer. Ms. Cathy Xiangrong Li has been appointed chief financial officer of the Company effective August 25, 2014. Please kindly address any further correspondence to the attention of Ms. Wu up through August 24 and to the attention of Ms. Li from August 25 on. To ensure timely receipt of the Staff's written correspondence in the future, please contact the Company's counsel Skadden, Arps, Slate, Meagher & Flom, Hong Kong, attention: Ms. Z. Julie Gao via e-mail Julie.Gao@skadden.com or phone +852 3740-4863.

Item 4. Information on the Company, page 19

B. Business Overview

Franchised and Managed Hotels, page 22

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1.	We note your disclosure that you operate twelve leased –and-operated hotels through joint ventures and that your ownership interest exceeds 50% in most of the ventures. Please clarify how you are accounting for these joint ventures. Cite all relevant accounting literature within your response.

The Company respectfully advises the Staff that except for one jointly controlled entity through Shanghai Motel Hotel Management Co., Ltd, it consolidates eleven of the twelve “joint ventures” in accordance with ASC 810-10-15-10, which states that all majority-owned subsidiaries or all entities in which a parent has a controlling financial interest shall be consolidated unless control does not rest with the majority owner. The Company holds a majority of the voting interest in each of these eleven voting interest entities. The Company controls more than one half of the voting power of those eleven entities, and has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors who make all of the important decisions, and to govern the financial and operating policies of the entities including approving budget and other key operating decisions under a statute or an agreement among the shareholders. Furthermore, the non-controlling shareholders of these entities do not have participating rights as defined under ASC 810-10-25-1, which provides a list, not intended to be all-inclusive, of minority veto rights with respect to corporate actions that should be considered participating rights and would create a presumption that the investor of a majority voting interest should not consolidate its investee. Based on aforementioned assessment, these eleven entities are consolidated by the Company in accordance with ASC 810-10-15-10.

The Company accounts for one of the twelve “joint ventures" through Shanghai Motel Hotel Management Co., Ltd using equity method of accounting in accordance with ASC 323-10, as it has the ability to exercise significant influence but does not have the controlling voting power of this jointly controlled entity. Under agreement with the other shareholder, the Company cannot set or approve budget or make other significant operating decisions without the other shareholder’s consent. Under the equity method, the Company’s income (loss) from its share of investment in the jointly controlled entity is recognized in the consolidated statements of operations. The Company reviews its investment in the jointly controlled entity to determine whether a decline in fair value below the carrying value is other than temporary at period end.

The Company respectfully advises the Staff that these entities were referred to as “joint ventures” as they are entities owned and operated by a small group of entities as a separate and specific business or project for the mutual benefit of the members of the group. However, eleven of the twelve such entities are not joint ventures from accounting perspective, as those entities are controlled by the Company and are in substance partially owned subsidiaries of the Company. In response to the Staff’s comment, the Company will revise its disclosure to clarify that it operates certain leased-and-operated hotels through either majority-owned subsidiaries or jointly controlled entities in future Exchange Act periodic reports.

Hotel Development, page 23

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2.	We note your disclosure regarding your development activities. In future Exchange Act periodic reports, to the extent that your development portfolio is material, please disclose for each development the anticipated completion date, the scope of the development, the costs incurred to date and the budgeted costs. In addition, for any material developments that are completed in future reporting periods, please disclose the development costs incurred per square meter.

The Company respectfully advises the Staff that the Company develops leased-and-operated hotels through lease and conversion of properties. The majority of the development cost is spent on building infrastructure improvements, including heating and air conditioning systems, communications and internet infrastructure, fire safety and water supply systems, and furniture, fixtures and equipment. The Company views per room investment as a more indicative measure of investment, rather than per square meter investment.

The Company affirms that to the extent that its development portfolio is material to the Company's results of operations and liquidity, it will provide the requested disclosure for the hotels under development as a whole in future Exchange Act periodic reports based on the information then available to the Company, except when applicable, disclosure for costs incurred per square meter would be replaced by estimated average costs incurred per room for the reasons explained above.

Item 5. Operating and Financial Review and Prospects, page 33

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 44

3.	In future Exchange Act periodic reports, please address period to period changes in same store performance for both your leased-and-operated hotels and your franchised-and-managed hotels. Within your analysis of period to period changes in same store performance, please address the relative impact of occupancy and rate changes. Please also clearly define how you determine your same store pool.

The Company affirms that it will provide the requested disclosure in future Exchange Act periodic reports.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

4.	Please separately disclose the amount of cash flows used to purchase new hotels from other capital expenditures.

The Company respectfully advises the Staff that the Company operates its hotel chain under the leased-and-operated and the franchised-and-managed models, and it has in the past made acquisitions of hotel companies that develop and operate both leased-and-operated and franchise-and-managed hotels. The Company has disclosed cash spent on such acquisitions in the cash used for the acquisition of subsidiaries in the consolidated statements of cash flows.

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The Company respectfully advises the Staff that aside from the above acquisitions, it generally does not purchase hotels. Instead, the Company invests in the development of new leased-and-operated hotels. The Company respectfully advises the Staff that cash outflows related to leasehold improvements on newly developed leased-and-operated hotels were RMB 729,794,000, RMB 907,361,000 and RMB 790,862,000 in the years ended December 31, 2011, 2012 and 2013, respectively. These amounts of cash outflows were included in the cash outflows for purchase of property equipment in the consolidated statements of cash flows in the years ended December 31, 2011, 2012 and 2013, respectively. In response to the Staff’s comment, the Company will separately disclose the amount of cash flows used for leasehold improvements on newly developed leased-and-operated hotels from other capital expenditures in the consolidated statements of cash flows in future Exchange Act periodic reports.

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The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 21 3337 3322 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ May Wu
May Wu
Interim Chief Financial Officer

cc:	David Sun, Chief Executive Officer, Home Inns & Hotel Management Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Toby Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP

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